

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Via E-Mail
Marcy Syms, Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, NJ 07094

> **Re:** **Syms Corp**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 13, 2010**
> **Form 10-K for the Fiscal Year Ended February 26, 2011**
> **Filed May 13, 2011**
> **File No. 001-08546**

Dear Ms. Syms:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that we may conduct a review of any confidential treatment request submitted regarding your exhibits. And reviews of your Exchange Act reports will not be completed until reviews of related confidential treatment requests are complete.

Form 10-K for the Fiscal Year Ended February 27, 2010

Executive Compensation, Incorporated By Reference from Definitive Proxy Statement
Filed June 1, 2010

Executive Compensation, page 9

2.   We note your response to comment two of our letter dated April 21, 2011, and we reissue
        it. Your May 5, 2011 letter indicates that you compared compensation to that of
        competitors when setting store manager compensation, but not executive officer
        compensation. However, the second paragraph of your Compensation Committee Report
        states that "[t]he determination of compensation ranges for executive officers reflects an
        understanding of salaries and bonuses for executive officers holding similar positions in
        retailers of relatively comparable size and orientation." And the third paragraph states
        that Ms. Syms's compensation reflects "a comparison with chief executive officer
        compensation of the Company's competitors." Please reconcile the apparent discrepancy
        and provide draft disclosure.

Form 10-K for the Fiscal Year Ended February 26, 2011

Item 9A – Controls and Procedures, page 21

3.   We note your disclosure on page 4 that in 2010, you continued the integration of the
        Syms and Filene's Basement management information systems onto one consolidated
        system platform. We also note your disclosure on page 18 of your Form 10-K for the
        fiscal year ended February 27, 2010 that you have excluded Filene's Basement from your
        report on internal control over financial reporting for fiscal 2009 due to the timing of the
        closing date of the acquisition on June 18, 2009 and the expectation that internal control
        over financial reporting related to Filene's Basement will be changed to conform with
        your internal control over financial reporting in 2010. Please tell us how and when this
        integration impacted your internal control over financial reporting in the context of
        disclosures required by Item 308(c) of Regulation S-K.

Management's Discussion and Analysis

Results of Operations, page 14

4.   In your response dated April 6, 2011 to our prior comment one of our letter dated
        February 23, 2011, you stated that you would provide detailed disclosure regarding the
        nature (i.e. Filene's or Syms) and factors contributing to the increase of your inventory
        reserve. We note your disclosure on page 26 that you recorded a charge for inventory
        obsolescence of $2.3 million and $7.4 million during fiscal years 2009 and 2010,
        respectively. Please revise to discuss in detail the facts and circumstances surrounding

this significant increase to your reserves, including if these amounts related to inventory of Syms stores, Filene's stores or both. Also, revise to clarify in which quarter(s) such charge was recorded and why.

5.   In connection with the comment above, we note on page 26 that the increase in your reserve for inventory obsolescence is disclosed as $2.3 million for fiscal 2009. Please reconcile this to the $2.6 million amount disclosed in your response dated April 6, 2011 to our prior comment one of our letter dated February 23, 2011 and your Form 10-K filed April 13, 2010.

Liquidity and Capital Resources, page 18

6.   Considering your (i) cash balance of $2.2 million, (ii) current liabilities of $68 million, (iii) flat current year comparable store sales, (iv) loss from operations of $50.3 million and (v) limited borrowing ability, please revise to disclose in detail how you plan to fund your operations over the next 12 months.

Financial Statements

Notes to Financial Statements

Note 2 – Property & Equipment, page F-9

7.   We note you recognized asset impairment charges of $1.7 million during your third quarter ended November 27, 2010 in conjunction with closing underperforming stores (i.e. FB Parmus, NJ, FB Massachusetts office and the NJ distribution center). We also note your response dated April 6, 2011 indicated that no additional individual store or location was considered to be at risk as of the end of your third quarter.   However, we note you recognized additional impairment charges of $2.6 million in the fourth quarter. Tell us about the factors and circumstances that resulted in additional impairment charges in fourth quarter considering there were no stores at risk of impairment at November 27, 2010. We may have further comments upon review of your response.

8.   In connection with the comment above and the fact that you recognized asset impairment charges of $4.3 million during fiscal 2010, please tell us how many asset groups were considered at risk of impairment at year-end (i.e. the asset group has a fair value that is not substantially in excess of its carrying value). Considering the information provided in your response dated April 6, 2011, for any at risk asset group, provide us with and disclose as appropriate:
    •   the percentage by which fair value exceeded carrying value as of the date of the most recent test,
    •   a description of the methods and key assumptions used and how the key assumptions were determined,

- a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time),
- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 6- Acquisition of Filene's Basement, Page F-14

9.   We note you acquired on June 18, 2009 Filene's for a total purchase price of $64.0 million of which $25.1 million was paid by Vornado Realty Trust. To enhance reader's understanding of this transaction please address the following issues:
- tell us and disclose (i) why Vornado funded the acquisition and (ii) the assets acquired and liabilities assumed by Vornado in exchange for the $25.1 million consideration paid
- please explain to us how you determined and the basis for allocation between you and Vornado regarding (i) total purchase price of $64.0 million and (ii) the related assets acquired and liabilities assumed in this transaction
- discuss your relationship with Vornado prior to the transaction and any agreements related to the acquisition transaction.

Form 8-K filed June 24, 2009

10.   We reviewed your response to our prior comment four and your correspondence dated May 19, 2011. We note that you are waiting to receive the audited financial statements of Filene's from your independent accountant and such financial statements will be filed when available. We may have future comments upon filing of such financial statements.

        Questions may be directed to Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

                                                Sincerely,

                                                /s/ James Lopez (for)

                                                John Reynolds
                                                Assistant Director